VF3-20-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 17 2003

SEC FILE NUMBER
8- 49370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2002</u> AND ENDING <u>December 31, 2002</u>
MM/DD/YY   MM/DD/YY



03014692

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    INTEGRITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    302 – 8th STREET
                         (No. and Street)

OAKLAND	CALIFORNIA	94607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    JOHN DURDEN   (925) 447-7660
                                         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    CLARIDAD & CROWE
                  (Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ DELONG LIU _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ INTEGRITY SECURITIES, INC. _____, as of _____ DECEMBER 31, 2002 _____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

DE LONG LIU
Comm. # 1398697
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires Feb. 7, 2007

_____
Signature

PRESIDENT____
Title

Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~
  Independent auditors' supplemental report on internal accounting controls.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Integrity Securities, Inc.
Oakland, California

We have audited the statement of financial condition of Integrity Securities, Inc. (a California corporation) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2003

INTEGRITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$ 24,847
Deposit with clearing broker	35,137
Commissions receivable	9,170
Property and equipment, net of accumulated depreciation of $ 31,690	12,989
Other assets	18,575
	$ 100,718

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 3,855
State income tax payable	800
Total liabilities	4,655

Stockholder's equity

Common stock, no par, 10,000,000 shares authorized, 1,150,000 shares issued and outstanding	115,000
Additional paid in capital	24,500
Deficit	(43,437)
Total stockholder's equity	96,063
	$ 100,718

INTEGRITY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

REVENUES

Commissions	$	267,270
Other income		7,025
Loss on investment		(5,025)
Interest income		2 007
		271,277

EXPENSES

Compensation	18,425
Commissions	84,063
Professional fees	21,718
Clearing costs	104,912
Occupancy	24,775
Regulatory fees	1,939
Other operating expenses	41,101
	296,933

LOSS BEFORE INCOME TAXES		25,656
INCOME TAXES		800
NET LOSS	$	26,456

See notes to financial statements.

INTEGRITY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock -	Paid in Capital	Retained Earnings/ Deficit	Total
Balance, December 31, 2001	$ 115,000	$ 14,500	$ (16,981)	$ 112,519
Additional cash contribution		10,000		10,000
Net loss	-		(26,456)	(26,456)
Balance, December 31, 2002	$ 115,000	$ 24,500	$ (43,437)	$ 96,063

INTEGRITY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (26,456)
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation and amortization	7,212
Change in assets and liabilities:	
Decrease (increase) in:	
Deposit with clearing broker	(75)
Shareholder advances	2,439
Commissions receivable	10,027
Other assets	5,025
Increase (decrease) in:	
Accounts payable	(7,809)
Pension plan payable	(500)
State income tax payable	800
Total adjustments	17,119
Net cash used by operating activities	(9,337)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisitions of equipment	(1,619)
Net cash used in investing activities	(1,619)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in capital – cash contribution	10,000
Net cash provided by financing activities	10,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(956)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,803
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 24,847
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 0
Interest	$ 0

NOTE A – Summary of Significant Accounting Policies

General

Integrity Securities, Inc. (the Company), a California corporation, was incorporated in July, 1996, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1997. The Company is a full service broker and dealer in securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Property and Equipment

Property and equipment purchases greater than $500 are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the life of the lease (three years).

Start-Up Costs

Start-up costs have been capitalized and are being amortized over five years using the straight-line method.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Securities transactions are recorded on the trade date.

NOTE A – Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

Income Taxes

Commencing in 1998, the Company, with the consents of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for minimum state income taxes.

NOTE B – Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and equipment	$ 39,305
Leasehold improvements	5,374
	44,679
Less accumulated depreciation and amortization	(31,690)
	$ 12,989

NOTE C – Pension Plan

The Company has a combined profit sharing for the benefit of all eligible employees. The Company contributions are based on the employee's annual compensation. Contributions to the profit sharing plan are at the discretion of the Board of Directors to a maximum of 15% of eligible compensation. No contribution was made to the profit-sharing plan for 2002.

NOTE D – Commitments and Contingencies

Operating Leases

The Company's lease for Oakland office space expired in December, 2002 and is currently on a month-to-month basis.

Rent expense for the year ended December 31, 2002 of $ 24,775, is included in occupancy in the statement of operations.

Concentrations of Credit Risk

The Company's receivables are predominantly from other broker-dealers.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company's net capital is $ 64,499, which is $ 14,499 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002, was .07 to 1.0

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

INTEGRITY SECURITIES, INC.
COMPUTATION OF NET CAPITAL
December 31, 2002

Net Capital

    Stockholder's Equity $ 96,063

Deductions and/or Charges

    Non-allowable assets:
      Furniture and equipment, net   (12,989)
      Other assets   (18,575)

                         (31,564)

        NET CAPITAL $ 64,499

Aggregate Indebtedness

    Items included in statement of financial condition

      Accounts payable $ 3,855
      State income tax payable   800

                         $ 4,655

Computation of Basic Net Capital Requirements

    Minimum net capital requirement (6-2/3% of
    Aggregate indebtedness) $ 50,000

Net capital in excess of minimum requirement $ 14,499

Ratio of aggregate indebtedness to net capital   .07 to 1.0

INTEGRITY SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
December 31, 2002

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 65,549
Audit adjustments – (Increase) Decrease	
Accounts payable	(250)
State income tax payable	(800)
Net capital, as computed	$ 64,499
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 3,605
Audit adjustments – Increase (decrease)	
Accounts payable	250
State income tax payable	800
Aggregate indebtedness, as computed	$ 4,655

These differences result in a ratio of aggregate indebtedness to net capital of .07 to 1.0 rather than 05 to 1.0 as previously reported.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 20, 2003

Board of Directors
Integrity Securities, Inc.
Oakland, California

We have audited the financial statements of Integrity Securities, Inc., for the year ended December 31, 2002, and have issued our report thereon dated February 20, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Integrity Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Integrity Securities Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS